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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                 FORM U-12-(I)-A

     STATEMENT PURSUANT TO SECTION 12(i) PUBLIC UTILITY HOLDING COMPANY ACT
                  OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
               REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF


         1.       Name and business address of person filing statement.

                  Daniel K. Arbough, Director, Corporate Finance and Treasurer, LG&E Energy Corp., 220 West Main Street, Louisville, Kentucky 40202

         2. Names and address of any persons through whom the undersigned has engaged in the activities described in item 4 below.

                  Not applicable.

         3.       Registered holding company systems involved.

                  Powergen plc, Powergen US Holdings Limited, Powergen US Investments, Ergon US Investments, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl, Powergen USA and Powergen US Investments Corp.

         4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed; and
(c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

                  (a)      LG&E Energy Services Inc.
                  (b) Staff of Securities and Exchange Commission responsible for PUHCA matters
                  (c) Meeting to discuss tax allocation agreement relating to File No. 70-9671

         5.       (a)      Compensation  received  and to be received by the
undersigned, and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.


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


                                 Salary or other
                                  compensations
                    -------------------------------------------
Name of recipient:       Received         To be received        Person or company from whom
                            (a)                (b)              received or to be received


Daniel K. Arbough        [confidential    (2001 annual salary)  LG&E Energy Services Inc.
                          treatment
                          requested]

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                  (b)   Names of persons with whom the undersigned has divided
or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

                        None.

        6.        Expenses  incurred by the  undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

                  (a)   Total amount of routine expenses: Not available
(travel costs only).

                  (b)      Itemized list of all other expenses:  None.


Date:  January 17, 2001               (Signed) /s/  Daniel K. Arbough
                                               --------------------------------
                                               Daniel K. Arbough